Exhibit 99.16
Notice to ASX/LSE

Block listing

12 December 2019

Rio Tinto plc (the “Company”) has made an application for admission to listing on the Official List of the UK Listing Authority and to trading on the Main Market of the London Stock Exchange of up to 45,000 ordinary shares of 10 pence each in the Company (the “shares”).

The shares will be issued pursuant to the rules of the Company’s Global Employee Share Plan and will rank pari passu with the Company’s existing issued shares.

It is expected that admission will be effective for the shares on 13 December 2018.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary

Steve Allen Group Company Secretary Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885

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